

Mail Stop 3561

August 21, 2008

Glen T. Senk
Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street,
Philadelphia, PA 19112-1495

>   **Re: Urban Outfitters, Inc.**
>   **Form 10-K for the fiscal year ended January 31, 2008**
>   **Filed March 28, 2008**
>   **File No. 000-22754**

Dear Mr. Senk:

We have reviewed your letter dated August 15, 2008 and have the following comment. Where indicated, we think you should revise your response in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation

1.   We note your response to prior comment one from our letter dated July 11, 2008 and we reissue that comment. In future filings please disclose the specific performance target for each set criteria or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Provide a more detailed explanation for each element as to how it would cause competitive harm. In addition, clarify whether the sales and profit targets are company wide or business unit specific targets.

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<u>Closing Comments</u>

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

       Please direct questions to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Legal Department
        Fax: (215) 454-4660